SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37399

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Bank Employees' Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

KEARNY BANK
EMPLOYEES' SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

December 31, 2017 and 2016

KEARNY BANK
EMPLOYEES' SAVINGS PLAN
TABLE OF CONTENTS
December 31, 2017 and 2016

Page

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Kearny Bank Employees' Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Kearny Bank Employees' Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Plan as of December 31, 2016 were audited by other auditors, whose report dated June 28, 2017 expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2017

Pittsburgh, Pennsylvania
June 26, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Kearny Bank Employees' Savings Plan
Fairfield, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Kearny Bank Employees' Savings Plan 401(k) Plan (the "Plan") as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York
June 28, 2017

KEARNY BANK
EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets
Cash & equivalents	$ 216,130	$ 75,849

Investments, at fair value:
Employer common stock	13,552,742	15,062,927
Investment in mutual funds	19,858,251	15,719,178
Interest in collective trust	3,544,639	3,535,911
Total investments	36,955,632	34,318,016

Notes receivable from participants	1,171,943	957,867
Due from broker for sales of investments	-	53,130
Total assets	38,343,705	35,404,862
Liabilities
Due to broker for purchase of investments	206,272	123,754
Total liabilities	206,272	123,754

Net assets available for benefits	$ 38,137,433	$ 35,281,108

See accompanying notes to financial statements.

KEARNY BANK
EMPLOYEES' SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

Additions to net assets attributable to:	2017	2016
Investment income:
Interest and dividends	$ 594,173	$ 390,409
Net appreciation in fair value of investments	1,671,474	3,842,595
Total investment income	2,265,647	4,233,004

Less: investment expenses	(7,705)	(5,290)

Net investment income	2,257,942	4,227,714

Interest income on notes receivable from participants	42,460	41,737

Contributions:
Participants	1,839,655	1,663,245
Employer	802,667	715,228
Rollover	469,958	335,420
Transfers from Employee Stock Ownership Plan	190,559	-
Total contributions	3,302,839	2,713,893

Total additions	5,603,240	6,983,344

Deductions from net assets attributable to:
Benefits paid to participants	2,667,836	1,527,304
Administrative expenses	79,079	58,155

Total deductions	2,746,915	1,585,459

Net increase	2,856,325	5,397,885

Net assets available for benefits
Beginning of year	35,281,108	29,883,223

End of year	$ 38,137,433	$ 35,281,108

See accompanying notes to financial statements.

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

Note 1 – Description of the Plan

The following brief description of the provisions of the Kearny Bank Employees' Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

Participation:
The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  All employees are eligible to participate in the Plan after performance of 250 hours of service in a 3 consecutive month period and attainment of the age of 21.  The participant becomes eligible the first day following the eligibility month.  New Plan participants who have not made a prior election waiving their right to participation are automatically enrolled in the Plan upon their date of eligibility at a deferral rate of 6%.  Contributions are allocated into a default fund unless otherwise elected by the participant.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions:
Kearny Bank ("Employer Company") has voluntarily agreed to make a matching contribution based upon the following matching schedule: 100% match on the first 1% participant deferral plus 50% on the next 5% participant deferral, for a maximum Employer Company match of 3.5%.  A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code ("Code"), which will not be matched by the Employer Company beyond the extent noted above.  Compensation is defined as base salary plus overtime and commissions.

A participant may make "catch‑up" contributions, up to the maximum amount allowed by the Code, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution for the years ended December 31, 2017 and 2016 is $6,000.

Participant Accounts:
Each participant's account is credited with the participant's and Employer Company's contributions, an allocation of the Plan's earnings (including appreciation or depreciation of Plan assets) and charges for administrative expenses paid by the Plan.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting:
Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.

Retirement:
Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $1,000, in which case the participant's interest in the Plan will be cashed out.  In addition, the Plan allows for hardship distributions if certain criteria are met.  Terminated participants may continue to change investment instructions with respect to their remaining account balance.  Participants may also receive distributions in the form of Kearny Financial Corp. common stock.  Normal retirement age is 65.

Disability:
If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death:
Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum.

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Notes Receivable from Participants:
In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account.  Interest rates charged on participant loans range between 4.25% and 6.25% which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan.  Principal and interest are paid ratably through payroll deductions.  Loan terms range from one to five years or greater for the purchase of a primary residence.  The Plan limits the number of participant loans outstanding to an individual participant at a given time to two loans.

Valuation of Account:
For collective trusts the Plan uses a unit system for valuing each Investment Fund.  Under this system, units represent each participant's share in any Investment Fund.  The unit value is determined as of the close of business each regular business day (daily valuation).  For mutual funds, the Plan uses a daily Net Asset Value ("NAV") to value each Fund.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Valuation of Investments and Income Recognition:
The Plan's investments are stated at fair value. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Investment Fees:
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Payments of Benefits:
Benefit payments are recorded when paid.

Administrative Costs:
Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by the Employer Company.  Such costs are primarily related to audit fees and the use of Employer Company personnel to administer and account for the Plan.

Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

Note 3 – Fair Value Measurement

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP.  Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the unadjusted quoted market prices, which represent net asset value of shares held by the Plan at year end.
Collective trusts: Valued by the trustee using the NAV of the collective trust times the number of units held by the Plan.  The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying assets held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  There are no unfunded commitments related to its investments, or significant restrictions on redemptions.  The Plan may redeem its investment on a daily and immediate basis.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used as of December 31, 2017 and 2016.

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

Note 3 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Common stock	$ 13,552,742	-	-	$ 13,552,742
Mutual funds	19,858,251	-	-	19,858,251

Total investments at fair value	$ 33,410,993	$ -	$ -	$ 33,410,993

Collective trust measured at net asset value*	$ -	$ -	$ -	$ 3,544,639

Total fair value investments	$ 33,410,993	-	-	$ 36,955,632

Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Common stock	$ 15,062,927	-	-	$ 15,062,927
Mutual funds	15,719,178	-	-	15,719,178

Total investments at fair value	$ 30,782,105	$ -	$ -	$ 30,782,105

Collective trust measured at net asset value*	$ -	$ -	$ -	$ 3,535,911

Total fair value investments	$ 30,782,105	-	-	$ 34,318,016

*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Investments Measured Using NAV per Share Practical Expedient:
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

Investment	Fair Value December 31, 2017	Fair Value December 31, 2016	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Reliance Trust Stable Value Fund – Series 25053 – Class 0	$ 3,544,639	$ 3,535,911	N/A	Daily	None

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns 937,906 and 968,677 shares of Kearny Financial Corp. common stock at December 31, 2017 and 2016, respectively.  During 2017, the Plan purchased 87,138 shares of stock at an aggregate cost of $1,298,949 and sold 72,896 shares of stock for total proceeds of $1,081,785.  During 2016, the Plan purchased 84,984 shares of stock at an aggregate cost of $1,119,262 and sold 72,096 shares of stock for total proceeds of $923,894.  The Plan received $222,399 and $76,325 in dividends on Employer Company stock during 2017 and 2016, respectively.  The Employer Company pays for fees for accounting and other administrative services.  Additionally, certain employees and officers of the Employer Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Participants pay for administrative fees and loan fees to Reliance Trust Company and Pentegra Retirement Services.  The Vanguard Group invests in the common stock of Kearny Financial Corp. via their mutual funds.  Notes receivable from participants held by the Plan also reflect party-in‑interest transactions.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.

Note 6 – Income Tax Status

The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc.  The prototype plan obtained its latest opinion letter dated March 31, 2014, in which the Internal Revenue Service ("IRS") stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan's administrator and the Plan's legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

Note 7 – Risks and Uncertainties

The Plan holds investments in Kearny Financial Corp. common stock, mutual fund shares and a collective trust whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

As of December 31, 2017 and 2016, the Plan had investments of $13,552,742 and $18,598,838 respectively, that were concentrated in one and two investments respectively.

Note 8 – Subsequent Events.

For purposes of evaluating the effect of subsequent events on these financial statements, the Plan's management has evaluated events through the date on which the financial statements were available to be issued.

Kearny Bank Employees' Savings Plan
Notes to Financial Statements

KEARNY BANK
EMPLOYEES' SAVINGS PLAN
EIN:  22-1032860
PN:  003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$ 13,552,742

	Mutual Funds:
	Vanguard	REIT Index (Admiral)	N/A	861,761
	Vanguard	Total Intl. Stock Index (Admiral)	N/A	799,969
	Vanguard	Target Retirement 2015	N/A	68,532
	Vanguard	Target Retirement 2025	N/A	469,499
	Vanguard	Target Retirement 2035	N/A	766,377
	Vanguard	Target Retirement 2045	N/A	99,874
	Vanguard	Target Retirement 2065	N/A	2,004
	Vanguard	Target Retirement 2020	N/A	1,305,817
	Vanguard	Target Retirement 2060	N/A	53,094
	Vanguard	Target Retirement 2055	N/A	60,221
	Vanguard	Target Retirement 2050	N/A	151,855
	Vanguard	Target Retirement 2040	N/A	163,562
	Vanguard	Target Retirement 2030	N/A	171,811
	Vanguard	Target Retirement Income	N/A	680,461
	Vanguard	Mid Cap Index (Admiral)	N/A	3,214,012
	Vanguard	Growth Index (Admiral)	N/A	3,484,848
	Vanguard	Value Index (Admiral)	N/A	1,220,100
	Vanguard	Small Cap Index (Admiral)	N/A	1,948,150
	Vanguard	500 Index (Admiral)	N/A	3,240,641
	Vanguard	Total Bond Market Index (Admiral)	N/A	1,095,663

	Collective Trust:
*	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	3,544,639

*	Participant loans	Interest rates range from 4.25% to 6.25%	-	1,171,943

				$ 38,127,575
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY BANK EMPLOYEES' SAVINGS PLAN

Date: June 26, 2018	By:	/s/ Eric B. Heyer
Eric B. Heyer
Executive Vice President and Chief Financial Officer
Kearny Bank

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Baker Tilly Virchow Krause, LLP Independent Registered Public Accounting Firm
23.2	Consent of BDO USA, LLP